Keystone Investors - Urban Node Fund II, LP

c/o Keystone Investors - Urban Node Fund II GP, LLC

520 Broadway

Santa Monica, CA 90401

October 17, 2018

Securities Exchange Commission

Re:	Keystone Investors - Urban Node Fund II, LP (the “Company”)
Offering Statement on Form 1-A

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified October 19, 2018 12:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

Austin Nissly

Manager

Keystone Investors - Urban Node Fund II GP, LLC